

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 20, 2009

Mr. Juan Carlos Ramos
President, Chief Executive Officer
Cortelco Systems Puerto Rico, Inc.
Parque Industrial Caguas Oeste
Road 156 Km 58.2
Valle Tolima, Caguas PR 00727-0137

>   **RE: Cortelco Systems Puerto Rico, Inc.**
>   **File No. 000-49626**
>   **Form 10-KSB/A for the year ended July 31, 2008**
>   **Filed April 9, 2009**
>
>   **Form 10-Q/A for period ended October 31, 2008**
>   **Filed April 9, 2009**

Dear Mr. Ramos:

        We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director